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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 09614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GLICKENHAUS & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue, 7th Floor
(No. and Street)

New York, (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Peyser (212) 953-7868
(Area Code - Telephone Number)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 8 2007
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Seth Glickenhaus and Steven B. Green swear (or affirm) that, to th

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o
GLICKENHAUS & CO., as o

September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, pro

prietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follow

Signatu

GENERAL PARTNER

Tit

Notary Public

ANTONINA RUFFINI
Notary Public, State of New York
No. 01RU4993437
Qualified in Nassau County
Commission Expires March 16, 2010

Signature

CHIEF FINANCIAL OFFICER

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Glickenhaus & Co.

We have audited the accompanying statement of financial condition of Glickenhaus & Co. (a partnership) as of September 30, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Glickenhaus & Co. as of September 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

November 19, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

GLICKENHAUS & CO.
(a partnership)

STATEMENT OF FINANCIAL CONDITION

September 30, 2007

ASSETS	
Cash	$ 167,876
Securities Purchased Under Agreements to Resell	1,327,333,043
Receivables from Brokers, Dealers and Clearing Organizations	2,014,664,080
Securities Owned, at market value (including securities pledged to third parties of $2,186,789,938)	2,365,615,821
Furniture, Equipment and Leasehold Improvements, at cost, less accumulated depreciation and amortization of $1,292,933	1,763,301
Other Assets	61,611,429
Total Assets	$5,771,155,550
LIABILITIES AND PARTNERS' CAPITAL	
Payables to Brokers, Dealers and Clearing Organizations	$ 55,567
Securities Sold Under Agreements to Repurchase	328,117,074
Securities Sold, Not Yet Purchased, at market value	5,130,085,024
Other Liabilities	8,794,805
Total liabilities	5,467,052,470
Partners' Capital	304,103,080
Total Liabilities and Partners' Capital	$5,771,155,550

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Glickenhaus & Co. (the "Company") is a limited partnership primarily engaged as an investment advisor, securities broker-dealer and investment banker, conducting business with institutional and individual clients and other broker-dealers located primarily in the northeastern United States. The Company is registered with the Financial Industry Regulatory Agency ("FINRA") effective July 2007. The Company was previously registered with the National Association of Securities Dealers ("NASD") until the NASD consolidated with the member regulation, enforcement and arbitration functions of the New York Stock Exchange to create FINRA effective July 2007.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Securities owned, securities sold, not yet purchased, and open futures and options contracts are valued at market value.

Federal and state income taxes have not been provided since the Partners are individually liable for their own tax payments. The Company is liable for the New York City unincorporated business tax.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE:

Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements") or securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions and are carried at the amounts at which they will be subsequently resold or repurchased plus accrued interest. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor obtains from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement.

The estimated fair value of the reverse repurchase agreements and the repurchase agreements approximates the carrying amount due to the short-term nature of the instruments.

The market value of collateral accepted by the Company under reverse repurchase agreements was $3,834,310,850, substantially all of which has been sold or repledged. Collateral received from counterparties is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate.

Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under Financial Accounting Standards Board ("FASB") Interpretation No. 41 ("FIN 41"), *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.* At September 30, 2007, the Company's assets and liabilities decreased by $2,509,115,960 as a result of the application of FIN 41.

3. CREDIT FACILITIES:

The Company has credit facilities (the "Facilities") with various financial institutions under which the Company can borrow up to $262,000,000. As of September 30, 2007, no borrowings were outstanding under these Facilities. The Facilities bear interest at fluctuating rates based on the federal funds interest rate and are payable on demand. Loans under the Facilities are secured by firm securities.

4. CLEARING AGREEMENT:

Pursuant to a clearing agreement (the "Agreement"), all customer securities transactions are introduced and cleared on a fully disclosed basis through a clearing broker that is a member of the New York Stock Exchange, Inc. (the "NYSE"). Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission (the "SEC") Rule 15c3-3(k)(2)(ii).

The Agreement states that the Company will assume customer obligations should a customer of the Company default. As of September 30, 2007, amounts owed to the clearing broker by customers were adequately collateralized by securities owned by the customers.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED, AT MARKET VALUE:

At September 30, 2007, securities owned and securities sold, not yet purchased, consist of the following (in thousands):

Securities owned, at market value:	
U.S. government obligations	$2,198,833
Corporate stock	139,845
Municipal obligations	13,327
Corporate obligations	83
Foreign Securities	5,134
Other	8,394
	$2,365,616

Securities sold, not yet purchased, at market value:	
U.S. government obligations	$5,123,424
Corporate stock	158
Other	6,503
	$5,130,085

Securities owned, pledged to third parties under repurchase agreements were $2,835,491,150 at September 30, 2007.

In the opinion of management, in many cases, the use of financial instruments and economic offsetting of similar security positions serve to decrease the Company's overall exposure to market risk.

6. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS:

The balances presented as receivables from and payables to brokers, dealers and clearing organizations consist of the following at September 30, 2007 (in thousands):

Receivables from brokers, dealers and clearing organizations:	
Receivables from clearing organizations	$2,014,664
	$2,014,664

Payables to brokers, dealers and clearing organizations:	
Payable to clearing organizations	$56
	$56

7. NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that minimum net capital be equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At September 30, 2007, the Company had net capital of $154,686,649, which exceeded minimum net capital requirements by $154,436,649.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

8. RELATED PARTY TRANSACTIONS:

Included in other assets are loans to affiliates, which represent entities into which some of the Partners are invested. The loans to affiliates were $16,074,527, including accrued interest, as of September 30, 2007 and are collateralized by properties owned by the affiliates. These loans have no scheduled maturity and bear interest at fluctuating rates based on federal funds' interest rates. In management's opinion, the carrying amounts of these loans approximate fair value.

9. COMMITMENTS AND CONTINGENT LIABILITIES:

The Company leases office space under a lease agreement expiring on December 31, 2014. The Company has a one-time option which allows it to terminate the lease at the end of five years by giving at least six months' notice to the landlord together with a payment of $395,901. The lease is subject to escalation charges based on certain costs incurred by the landlord. Minimum rentals, excluding escalation, under the lease agreement are approximately as follows (in thousands):

Year ending September 30,	
2008	$ 337
2009	337
2010	368
2011	379
2012	379
Thereafter	852
	$2,652

The Company has purchased "split-dollar" life insurance policies (the "Plan") for four of the Partners. The Company has a lien against the cash surrender value of the policies, to the extent of premiums paid. Upon termination of the Plan, the Company will be entitled to receive the proceeds from the policies in the amount of the premiums it paid. The Company uses the fair value method to value the insurance contracts.

10. OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK AND DERIVATIVE FINANCIAL INSTRUMENTS:

In the normal course of business, the Company enters into financial transactions as principal or agent where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and credit risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company's trading activities include purchases and short sales of U.S. government securities as well as the purchases and sales of financial futures and options on financial futures. Subsequent market fluctuations may require purchasing or selling the securities at prices that may differ from the market value reflected on the statement of financial condition. The Company limits its risk by holding offsetting security or option positions.

END